SKKYNET CLOUD SYSTEMS, INC.

2233 Argentia Road Suite 306

Mississauga, ON

Canada L5N 2X7

March 17, 2022

VIA EDGAR

Office of Technology

Department of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Priscilla Dao, Esq.

Re:	Skkynet Cloud Systems, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed on February 25, 2022 File No. 333-262797

Dear Ms. Dao:

In response to your letter of March 11, 2022 regarding the above-referenced issuer, Skkynet Cloud Systems, Inc. (the “Company”), please be advised that the Company is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Amendment No. 1 to Registration Statement on Form S-1

Selling Security Holders, page 11

1.

You state that the exercise price of the common stock purchase options range from $0.001 to $0.64 per option. Please revise to indicate the exercise prices of these options, the expiration dates, and the exemption upon which you relied for the placement of these purchase options. Also, please revise your Use of Proceeds section to indicate the amount you could receive from the exercise of the options. Finally, please provide the disclosure required by Item 702 of Regulation S-K.

RESPONSE:

Comment complied with in the Company’s Amendment No. 2 to the Registration Statement on Form S-1 being filed concurrently with the response. We added the exercise prices, expiration dates and the exemptions relied upon in the Selling Security Holders section.

March 17, 2022

Under Use of Proceeds, we disclosed the total possible proceeds we may receive if all the options were exercised. As for the Disclosure required by Item 702 of Regulation S-K, we have amended our disclosure under the section “DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES” to add the required disclosure.

We trust that the above is responsive to the issues raised in the Comment Letter. We are simultaneously filing Amendment No. 2 to the Registration Statement on Form S-1, and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Registration Statement on Form S-1, which has been marked to show changes from the previous filing.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

SKKYNET CLOUD SYSTEMS, INC. Lowell Holden, CFO